CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in the Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR of Clarion Partners Real Estate Income Fund Inc. of our report dated February 15, 2023, relating to the consolidated financial statements of Mosaic at Largo JV LLC as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and period from May 26, 2021 (Commencement of Operations) through December 31, 2021, which appear in such Report.

/s/ Baker Tilly US, LLP

Chicago, Illinois

March 3, 2023

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